SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Registers Record High Demand for Month of December

Demand was 4.5% higher than in December 2009, with load factor reaching 72.5%.

São Paulo, January 7, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces that in December 2010, demand on its route network registered growth of 4.5% year-on-year, with a load factor of 72.5%.

Demand

Demand in the domestic market moved up by 4.7%, chiefly due to the following factors: (i) the more favorable economic scenario in Brazil, which supported greater access by the country's growing middle class to air travel; (ii) the positive regularity and punctuality indexes resulting from the measures adopted in the route network and the system for processing flight crew rosters to ensure consistent operations during the period of the year with the highest traffic volumes; (iii) the dynamic management of fares, which supported stronger yields in December; (iv) the higher number of regional destinations in Brazil, the addition of markets operated by NOAR and the new commercial agreement with Passaredo; and (v) the Company's focus on short-haul flights (around 95% of GOL’s flights are shorter than three hours).

In relation to November, demand increased by 14.0%, reflecting the seasonal increase in demand, since December is marked by the start of school vacations and year-end celebrations, and also more calendar days (31 in December, versus 30 in November). Daily demand was 10.3% higher than in the same month of 2009.

International demand increased by 3.1% over December 2009, fueled by the continuing recovery of the Latin American economy, together with the following factors: (i) the launch of new VARIG routes to the Caribbean (Punta Cana, Barbados and St. Maarten); (ii) the higher number of flights to the Southern Cone with the start-up of operations to Argentina’s main airport (Aeroparque); (iii) the intensification of the international operations with airlines with which GOL has code-share agreements; (iv) the reactivation of B767 aircraft for international charter flights; and (v) the devaluation of the Brazilian real against the U.S. dollar, favoring tourism in the Southern Cone and the Caribbean. In relation to the previous month, demand grew by 12.5%, due to the seasonality of December, while demand on a daily basis grew by 8.9%.

Operating Data	December 2010(*)(**)	December 2009(*)	Change% (YoY)	November 2010(*)(**)	Change% (MoM)
Total System
ASK (mm) (1)	4,073.7	3,702.9	10.0%	3,866.9	5.3%
RPK (mm) (2)	2,955.1	2,827.0	4.5%	2,595.6	13.9%
Load Factor (3)	72.5%	76.3%	-3.8 p.p.	67.1%	5.4 p.p.
Domestic Market
ASK (mm) (1)	3,644.1	3,278.6	11.1%	3,465.8	5.1%
RPK (mm) (2)	2,647.5	2,528.7	4.7%	2,322.2	14.0%
Load Factor (3)	72.7%	77.1%	-4.5 p.p.	67.0%	+5.6 p.p.
International Market
ASK (mm) (1)	429.5	424.3	1.2%	401.0	7.1%
RPK (mm) (2)	307.6	298.3	3.1%	273.3	12.5%
Load Factor (3)	71.6%	70.3%	+1.3 p.p.	68.2%	+3.5 p.p.

( * ) December 2010 – preliminary figures; December 2009 and November 2010 ANAC (National Civil Aviation Agency) figures.

( ** ) The preliminary figures for December 2010 and the ANAC figures for November 2010 are based on the new calculation methodology introduced by the 2010 DCA Manual published by Anac.

Supply

Supply increased by 10.0% year on year, chiefly due to: (i) the higher operational productivity (more than 13 block hours per day, versus around 12.8 in December 2009); (ii) the fleet renewal (replacement of B737-300 aircraft with B737-800 NGs, which have more seats) and reactivation of B767 aircraft for international charter flights. Supply increased by 5.3% on the prior quarter, reflecting the higher volume of operations due to seasonality, and by 1.9% on a daily basis.

Load Factor and Yield

As a result, GOL’s total load factor came to 72.5% (down 3.8 p.p. year on year and up 5.4 p.p. in relation to November). In December, the yield remained around R$21 cents, almost 10% higher on a year earlier. Meanwhile, in 4Q10, the yield increased by more than 10% on a year ago, which corresponds to approximately R$20 cents.

Given the above, PRASK (passenger revenue per available seat-kilometer) increased by nearly 8% year-on-year and by 10% in relation to 4Q09.

Operating Data	4Q10*	4Q09*	Change% (YoY)	3Q10*	Change% (MoM)
Total System
ASK (mm) (1)	11,699.4	10,592.0	10.5%	11,595.0	0.9%
RPK (mm) (2)	8,315.3	7,770.8	7.0%	8,265.8	0.6%
Load Factor (3)	71.1%	73.4%	-2.3 p.p.	71.3%	-0.2 p.p.

Operating Data	2010*	2009*	Change% (YoY)
Total System
ASK (mm) (1)	45,630.1	39,988.0	14.1%
RPK (mm) (2)	30,788.4	26,095.6	18.0%
Load Factor (3)	67.5%	65.3%	+2.2 p.p

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo  Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 07, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.